Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

January 20, 2003

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

<Pg#>

<EDGAR Document Name>

<Delivery Date>

<EDGAR Document Number>

Exhibit Index

Exhibit No.

Description

1.

Press Release –01/20/03, Attached

January 20, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: January 20, 2003

By:

/s/ Charles A. Butt

Charles A. Butt

President & CEO

Forbes Medi-Tech Inc.

“Developing Nutraceuticals & Pharmaceuticals from Nature”

For Immediate Release

Forbes Medi-Tech Initiates Dosing for Phase II clinical trials on FM-VP4

Vancouver, British Columbia – January 20, 2003 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that dosing of subjects has started for the Phase II clinical trials of its novel cholesterol-lowering pharmaceutical, FM-VP4. The Phase II study to determine the drug’s efficacy is being conducted at the Academic Medical Center (AMC) in Amsterdam, one of the world's leading centers for the management and research of dyslipidaemia.

“The initiation of Phase II dosing marks a crucial step towards developing FM-VP4 as a potential blockbuster drug”, said Charles Butt, President and CEO, Forbes Medi-Tech.

The Phase II study is expected to be completed later this year in the fourth quarter while final Phase I results pertaining to FM-VP4’s safety profile are anticipated later this month. The Phase II clinical trial consists of four groups of 25 hypercholesterolemic volunteers to be treated daily for 28 days with either a placebo or escalating doses of FM-VP4. The desired effect of FM-VP4 in the Phase II study is a reduction in Total and Low Density Lipoprotein (LDL or “bad”) cholesterol from the baseline measurement after four weeks of treatment.

About FM-VP4

FM-VP4, an amphipathic (water and lipid-soluble) analogue of phytostanols, represents a new class in cholesterol-lowering drugs called cholesterol transport inhibitors. FM-VP4 has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. In four animal species, FM-VP4 reduced total cholesterol levels by 52-75 per cent.  The medication also reduced the development of atherosclerotic lesions in apolipoprotein E-deficient (ApoE) mice by 75 per cent. The cardiovascular market represents a significant opportunity as sales of cardiovascular pharmaceuticals are expected to exceed US$30 billion by 2007. (Datamonitor, March 2001)

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this news release. This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward-looking terminology, such as “anticipated”, ”to be”, “expected”, “developing”, ”towards”, “potential” and comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation; uncertainty as to whether the Phase I results will be received later this month as currently anticipated; uncertainty as to whether the Phase II clinical study will proceed as currently scheduled; the fact that the study may be delayed, terminated or postponed as a result of a number of factors, including without limitation, patient availability and compliance, interim data, possible adverse events, and the need for performance of protocol obligations by the Academic Medical Center, principal investigators and medical staff; uncertainty as to the outcome of the clinical trials; the results may not have the desired effect; whether or not FM-VP4 will be developed as a blockbuster drug or at all;  the risk of technical obsolescence; research and development risks.  See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.